Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction

Inter Parfums Holdings, S.A.	France
Interparfums SA	France
Jean Philippe Fragrances, LLC	New York
Inter Parfums USA, LLC	New York
IP Beauty, Inc.	Delaware
Inter Parfums srl	Italy
Inter España Parfums et Cosmetiques, SL	Spain
Parfums Rochas Spain, SL	Spain
Inter Parfums (Suisse) Sarl	Switzerland
Interparfums Luxury Brands, Inc.	Delaware
Interparfums Singapore Pte.	Republic of Singapore
Inter Parfums USA Hong Kong Limited	Hong Kong